June 14, 2005

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Jeffrey Riedler, Esq.
           Assistant Director
           Division of Corporate Finance


Re:  Derma Sciences, Inc.
     Acceleration Request for Registration Statement on Form S-3
     Filed April 8, 2005
     File No. 333-123940



Ladies and Gentlemen:

     We respectfully request acceleration of the effective date of our above-captioned registration statement on Form S-3 under the Securities Act of 1933 to 3:30 p.m. EDT on Tuesday, June 14, 2005, or as soon after that as practicable. We also acknowledge the following:

1. Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2. The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosures in the filing; and

3. The Registrant may not assert this action as a defense in any proceeding by the Commission or any person under the federal securities laws of the United States.



Very truly yours,

DERMA SCIENCES, INC.


By:   /s/Edward J. Quilty
     ----------------------
         Edward J. Quilty
         President and Chief Executive Officer